INVESTMENT SUB-ADVISORY FEE WAIVER AGREEMENT

THIS INVESTMENT SUB-ADVISORY FEE WAIVER AGREEMENT is made as of this 24th day of February, 2011, by and between Mason Street Advisors, LLC, a Delaware limited liability company (the “MSA”) and Credit Suisse Asset Management, LLC, a Delaware limited liability company (the “Credit Suisse”).

WHEREAS, MSA has been appointed investment adviser to the Commodities Return Strategy Portfolio (the “Portfolio”) of Northwestern Mutual Series Fund, Inc. (“NMSF”) pursuant to an Investment Advisory Agreement between NMSF, on behalf of the Portfolio, and MSA dated February 24, 2011, and MSA has also been appointed investment adviser to a wholly-owned subsidiary of the Portfolio organized in the Cayman Islands (the “Subsidiary”) pursuant to a separate Investment Advisory Agreement dated March 8, 2011; and

WHEREAS, MSA has appointed Credit Suisse as investment sub-adviser of the Portfolio pursuant to an Investment Sub-Advisory Agreement between MSA and Credit Suisse dated February 24, 2011, and has also appointed Credit Suisse as investment sub-adviser to the Subsidiary pursuant to a separate Investment Sub-Advisory Agreement dated March 8, 2011; and

WHEREAS, MSA and Credit Suisse desire to enter into the arrangement described herein relating to the investment sub-advisory fee for the Portfolio.

NOW, THEREFORE, MSA and Credit Suisse agree as follows:

1. Credit Suisse agrees to waive, for the Portfolio, a portion of its investment sub-advisory fee equal to the amount that Credit Suisse is paid by MSA in connection with the Portfolio’s investment in the Subsidiary, for the period the Portfolio invests a portion of its assets in the Subsidiary.

2. Credit Suisse understands and intends that the Portfolio will relay on this Agreement (1) in preparing and filing amendments to the registration statement for NMSF on Form N-1A with the Securities and Exchange Commission, (2) in accruing the Portfolio’s expenses for purposes of calculating its net asset value per share and (3) for certain other purposes and expressly permits the Portfolio to do so.

3. This Agreement shall terminate upon written notice of termination by MSA or upon the termination or expiration of either of the Investment Sub-Advisory Agreements between MSA and Credit Suisse identified above.

IN WITNESS WHEREOF, the parties hereto have caused their authorized representatives to execute this Agreement as of the date first above written.

MASON STREET ADVISORS, LLC		CREDIT SUISSE ASSET MANAGEMENT, LLC

By:	/s/ DAVID ELLS	By:	/s/ NELSON LOUIE

Name:	David Ells	Name:	Nelson Louie

Title:	Managing Director	Title:	Managing Director